November 1, 2018



Via E-Mail
Norman Reynolds
Norman T. Reynolds Law Firm, P.C.
P.O. Box 246
186 Henkel Circle
Round Top, Texas 78954

       Re:    Greenway Technologies, Inc.
              DFR14A filed November 1, 2018
              DEFC14A filed October 31, 2018
              PREC14A filed on October 18, 2018
              Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Mr. Reynolds:

        The Office of Mergers and Acquisitions has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above. Unless otherwise indicated, all comments below are addressed to your November 1, 2018 filing.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed on November 1, 2018

General

       1. In a response letter accompanying your revised proxy statement, tell us how you solicited the 26 individuals or entities forming the Shareholders Committee who are participants in this solicitation before filing a proxy statement. That is, identify the exemption from the federal proxy rules relied upon and outline the facts supporting
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November 1, 2018
Page 2


          your reliance on such exemption. Your analysis should address the fact that two of the members of the Committee are current directors of the Company, which may limit certain exemptions from the federal proxy rules.

       2. In your response letter, explain why the Shareholders Committee have not formed a group within the meaning of Regulation 13D/G which would necessitate filing a beneficial ownership report as to such group (which we have not located). Please advise. See Exchange Act Rule 13d-5(b)(1).

       3. You purport to be soliciting proxies to elect, among other nominees, Raymond
          Wright. As you know, Mr. Wright is currently a director of the Company and we note he is not included as a participant in this solicitation on the cover of your proxy statement. It is our understanding that Mr. Wright has not consented to be named in your proxy statement, as required by Exchange Act Rule 14a-4(d)(1) and (d)(4).
          Therefore, it does not appear that you may validly solicit proxy authority to vote for
          Mr. Wright. Please revise or advise.

       4. See our last comment above. We have concerns about any previously solicited cards bearing Mr. Wright's name. Please advise whether you intend to use such cards. We may have further comments.

       5. Revise the proxy statement to include a background section describing the events leading up to the current solicitation. This section should describe any communications between the participants in this solicitation and the Company or its representatives, including dates and how they led to the decision to solicit proxies.

       6. Your proxy statement contains disclosure that you intend to disseminate via the
          "notice and access" model referenced in Exchange Act 14a-16(l). In doing so, you must comply with all of the rules regarding notice and access set forth in Rule 14a-16 that would apply to the registrant. We are unable to locate in your proxy statement a reference to a Web site where shareholders may access your proxy materials. Please revise.

       7. Tell us where you have filed the Notice of Internet Availability of Proxy Materials.
          See Exchange Act Rules 14a-6(b) and 14a-16(h)(2)(i). (It does not appear that your proxy statement contains all of the disclosure required by Exchange Act Rule 14a-
          16(n)(2)(ii) and you have indicated in your disclosure you do not intend to mail the proxy statement).

Cover Page of the Proxy Statement

       8. We are concerned that including the Company's Web site address on the cover page of your proxy statement without clarifying disclosure that you are not affiliated with
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November 1, 2018
Page 3


           the Company may tend to confuse or mislead shareholders. Delete or include explanatory language noting that you are not the Company.

Proxy Solicitation and Costs, page 1

       9. You state that the Company will reimburse you for any expenses incurred in connection with this solicitation. Expand to clarify: (i) that this will presumably only happen if you take control of the board; and (ii) whether you will submit the issue of reimbursement to a vote of shareholders if you are successful.

Quorum, page 9

       10. We note that there are no other matters to be voted on at the Special Meeting besides the election of directors. Therefore, explain the basis for your belief that broker non-
           votes would count toward determining a quorum at the Special Meeting, or revise.

       11. Since shareholders will not have the ability to "abstain" with respect to the election of directors, revise the reference to abstentions in this section and the explanation of how abstentions apply in determining a quorum.

Broker Non-Votes, page 10

       12. You state that brokers may have discretion to vote on matters other than the election of directors without instructions from their clients. Since there are no other matters contemplated and this is a Special Meeting called by a dissident shareholder, explain the basis for this view. In the alternative, delete this disclosure.

Conduct of the 2018 Special Meeting, page 11

       13. If the current president of the Company will not chair the Special Meeting, you state that a person chosen by a majority of the shareholders present in person or by proxy would choose the chair of the meeting. Do you intend to use the proxies you are soliciting for these purposes? If so, there is no existing proposal on this matter.
           Please revise of advise.

Election of Directors, page 11

       14. You are soliciting to elect seven new board members at a Special Meeting. However, you are not attempting to remove existing board members. Please explain the impact of the solicitation given the absence of any attempt to remove existing directors.
           Alternatively, explain why you aren't seeking to remove existing directors (other than those who are part of the Committee).
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November 1, 2018
Page 4


       15. Here or in a new section of the proxy statement, explain why you are attempting to obtain majority control of the board. Describe your intended course of action and what you will do differently in terms of the business of the Company (if anything) if you successfully obtain control of the board through this solicitation.

       16. With respect to your two nominees who are already members of the board, explain why they have not taken or sought to take (or if they have, describe) whatever actions you intend to take if you are successful in this solicitation.

       17. Discuss whether replacing four all or a majority of current board members would trigger change in control or other payments under any of the Company's existing contracts or agreements. Your disclosure should also describe the interests of the two existing board members in this solicitation. For example, could they benefit from change in control payments due to their existing relationships with the Company?
           See Item 5(b) of Schedule 14A.

       18. Refer to Item 401(e)(1) of Regulation S-K and Item 7 of Regulation 14A. With
           respect to nominee Dr. James Newton, discuss how his skill set led to your conclusion that he should serve as a director of the Company.

       19. Provide the disclosure required by Item 407(a) of Regulation S-K for your nominees.
           See Item 7 of Schedule 14A.

       Given the nature of the comments above, advise us in your response letter how and when you will distribute revised proxy materials to any shareholders previously solicited. We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions